Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Preliminary, Unaudited Financial Results for Full Year 2022 under Japanese GAAP

Continuous Strong Revenue Growth / Turned into Operating Profitability

New York – January 18, 2023 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its preliminary, unaudited financial results for the year ended December 31, 2022, prepared under Japanese GAAP (“JGAAP”). These preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, are prepared solely in accordance with JGAAP, have not been reviewed or audited under U.S. GAAP, and are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the year ended December 31, 2022 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process. Accordingly, you should not place undue reliance on this preliminary information. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” below.

The Company is currently working with its independent registered public accounting firm to complete the audit of its financial results for the year ended December 31, 2022 in accordance with U.S. GAAP and to prepare its Annual Report on Form 20-F containing the audited financial statements for full year 2022. The Company intends to file such Annual Report by the filing deadline prescribed by the SEC.

Preliminary Financial Results Overview for the Year Ended December 31, 2022 under JGAAP:

• The unaudited, preliminary total revenue for the year ended December 31, 2022 is expected to be approximately JPY6.5 billion ($49.3 million)(1), representing a projected increase of JPY1.1 billion ($8.3 million)(1) from the total revenue reported in accordance with U.S. GAAP for the year ended December 31, 2021. Such increase was primarily due to the full-year revenue contribution of two subsidiaries, SAWAN and ZACC, which were acquired by us during 2021, an increase in the revenue from sales of our directly-owned salons to investors, which sales were commenced in the fourth quarter of 2021, and an increase in sales at our directly-operated salons as a result of the recovery from COVID-19 in 2022.

• The unaudited, preliminary operating expenses are expected to be approximately JPY6.26 billion ($47.5 million)(1) for the year ended December 31, 2022, representing a projected increase of JPY380 million ($2.9 million)(1) from the operating expenses reported in accordance with U.S. GAAP for the year ended December 31, 2021. Such increase was primarily due to an increase in outsourcing fees paid to contract-based therapists, and increased payroll expense for therapists, hair dressers, and corporate staff in 2022.

• The unaudited, preliminary operating income is expected to be to approximately JPY240 million ($1.8 million)(1) for the year ended December 31, 2022, representing a projected increase of JPY711 million ($5.4 million)(1) from the operating loss reported in accordance with U.S. GAAP for the year ended December 31, 2021. Such increase was primarily due to the increase in total revenue outpacing the increase in operating expenses in 2022.

(1) Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of JPY131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System in weekly release on January 3, 2023.

(Millions of yen)	(Japanese GAAP, UNAUDITED, Preliminary numbers)*
Consolidated Statements of Income:	Year Ended December 31, 2022
Revenue	6,500
Operating expenses	6,260
Operating income	240

*Actual results for the year ended December 31, 2022 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process. Accordingly, you should not place undue reliance on these preliminary results. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” below.

Key Performance Indicators, or KPIs, for the Year Ended December 31, 2022:

The Company reported major Key Performance Indicators, or KPIs, for the year ended December 31, 2022. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

●	The total number of salons was 312 in December 2022, which remained the same as that of December 2021.

●	Total customers served was 826,231 for the year ended December 31, 2022, an increase from 781,438 for the year ended December 31, 2021.

●	Average sales per customer was JPY 6,627 for the year ended December 31, 2022, an increase from JPY 6,445 in the year ended December 31, 2021.

●	Average repeat ratio, a measure of repeat customers, was 81.5% for the year ended December 31, 2022, which remained stable as compared to 81.9% for the year ended December 31, 2021.

●	Average operation ratio was 49.2% for the year ended December 31, 2022, an increase from 47.6% for the year ended December 31, 2021.

●	The total number of salons with data increased to 231 in December 2022 from 221 in December 2021.

Management Discussion

Kouji Eguchi, CEO of the MEDIROM Healthcare Technologies, said, “We are pleased with the revenue growth and improved operating income achieved under local GAAP during the year ended December 31, 2022, based on the unaudited, preliminary financial results prepared under JGAAP. Our directly-operated salons and our franchised salons contributed in very complementary ways to the strong operational results of the year, as well as the growth of the sales of directly-owned salons to investors, which has become our new revenue model. In addition, the revenue contribution from our acquired salons, which reflected the implementation of our M&A strategy, coupled with the encouraging recovery from COVID-19, led to a steady operating performance this year. Although COVID-19 continued to have an impact on the general economy in 2022, the entire MEDIROM team coalesced around our goals and were able to mitigate the impact and finish the year on a strong note. We intend to work diligently with our independent auditor to complete the audit of our 2022 financial results under U.S. GAAP. We hope to continue our growth momentum in 2023.”

Important Notice Regarding these Preliminary Financial Results and Management’s Estimates

The preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, are prepared solely in accordance with JGAAP, have not been reviewed or audited under U.S. GAAP, and do not present all information necessary for an understanding of the Company’s results of operations for the year ended December 31, 2022. These preliminary financial results for the year ended December 31, 2022 and management’s estimates presented in this press release are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the year ended December 31, 2022 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process.

The Company expects the actual results may differ from these preliminary results contained in this press release in revenue recognition of franchise membership fees (as-billed basis in this preliminary result while as-earned basis during the estimated franchising periods after conversion) when converted from JGAAP into U.S. GAAP, the impact of which, based upon management’s current assumption and estimates, is believed to be insignificant. Other potential changes from the these preliminary financial results could result from the conversion into U.S. GAAP , among others, of the following line items: (1) recognition of impairment losses on our long-lived salon assets; (2) recognition of impairment losses on our goodwill and other intangible assets; (3) increase/decrease in allowance or provisional expenses; (4) increase/decrease in cost of goods sold or inventories, particularly those related to MOTHER BraceletⓇ, which are currently calculated based on standard costs and subject to adjustments into actual costs primarily due to changes in foreign currency exchange rates.

The preliminary financial results for the year ended December 31, 2022 included in this press release have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results presented in this press release either under JGAAP or U.S. GAAP. Accordingly, the Company’s independent auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended December 31, 2022 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the SEC, and such financial information for 2022 contained in the Annual Report, including the audited the Company’s financial statements prepared in accordance with U.S. GAAP, may differ from those disclosed in this preliminary annual results press release. As such, these estimates should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP and are not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this preliminary information.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 312 (as of December 31, 2022) relaxation salons across Japan, Re.Ra.KuⓇ, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called “LavⓇ”, which is developed by the company. MEDIROM also entered the device business in 2020 and started mass production and shipments of a smart tracker “MOTHER BraceletⓇ”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements, particularly the statements with respect to the Company’s audit process, the anticipated completion of the audit, and the timing of the filing of the Company’s Annual Report on Form 20-F, relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

URL: https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

4